SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

(Amendment No. 16)*

The Charles Schwab Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
808513-10-5

(CUSIP Number)

Lawrence B. Rabkin, Esq.

Teresa L. Johnson, Esq.
Arnold & Porter LLP
Three Embarcadero Center, Tenth Floor
San Francisco, CA 94111-4024
(415) 471-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808513-10-5	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons	CHARLES R. SCHWAB
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	26,259,807

	8.	Shared Voting Power	145,550,147

	9.	Sole Dispositive Power	26,259,807

	10.	Shared Dispositive Power	145,550,147

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	171,809,954
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	13.2%
14.		Type of Reporting Person (See Instructions)	IN

    * Shares reported on this cover page are as of October 13, 2014.

CUSIP No. 808513-10-5	13D	Page 3 of 9 Pages

Item 1.  Security and Issuer.

This Amendment No. 16 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of The Charles Schwab Corporation (the “Issuer”).

The address of the principal executive office of the Issuer is:

The Charles Schwab Corporation

211 Main Street

San Francisco, California  94105

Item 2.  Identity and Background.

(a)    Mr. Charles R. Schwab

(b)    The Charles Schwab Corporation
211 Main Street
San Francisco, California  94105

(c)    Chairman and Director
The Charles Schwab Corporation
211 Main Street
San Francisco, California  94105

(d)    Inapplicable

(e)    Inapplicable

(f)     United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

Inapplicable

Item 4. Purpose of Transaction.

The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

CUSIP No. 808513-10-5	13D	Page 4 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

(a)    171,809,954 shares of Common Stock (including 1,304,823 shares which may be acquired within 60 days upon exercise of options) reported as of October 13, 2014 represent (for the purposes of this Schedule 13D) approximately 13.2% of the Common Stock outstanding.

 (b)   The 171,809,954 shares of Common Stock referred to in Item 5(a) above consist of: (i) 26,259,807 shares of Common Stock as to which Mr. Schwab has sole voting and dispositive power (including 1,304,823 shares which may be acquired within 60 days upon exercise of options; 659,448 shares held directly by Mr. Schwab; and 24,295,536 shares held by certain trusts for which Mr. Schwab acts as trustee); and (ii) 145,550,147 shares of Common Stock as to which Mr. Schwab has shared voting and dispositive power (including 89,538,426 shares held by Mr. and Mrs. Schwab as trustees of The Charles & Helen Schwab Living Trust; 38,137,941 shares held by HOS Investments LP, a limited partnership organized and existing under the laws of the State of Delaware as to which Mr. and Mrs. Schwab are two of three members with shared voting and dispositive power; 5,316,215 shares held by Mrs. Schwab; 9,930,901 shares held by the Charles & Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of four directors, have shared voting and dispositive power but disclaim beneficial ownership; 6,000 shares held in the Kevin P. O’Neill Children’s Trust for which Mr. Schwab acts as trustee but disclaims beneficial ownership; 44,025 shares held by 188 Corp., a corporation incorporated under the laws of the State of California as to which Mr. and Mrs. Schwab are directors with shared voting and dispositive power; and 2,576,639 shares held by investment companies managed by a wholly-owned subsidiary of the Issuer, over which Mr. Schwab may be deemed to have shared voting and dispositive power and for which he disclaims beneficial ownership).

(c)    The following transactions in Common Stock were effected in the sixty days prior to the filing of this Schedule 13D:

Date of Transaction	Amount of Securities Involved	Nature of Transaction	Price Per Share	Where and How Effected
8/20/2014	220,000	Disposition	N/A	Gift by Schwab Living Trust
9/15/2014	138,000	Disposition	N/A	Gift by Mr. Schwab

(d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for the Charles & Helen Schwab Foundation, HOS Investments LP and a wholly-owned subsidiary of the Issuer, as noted in Item 5(b) above.

(e)    Inapplicable

CUSIP No. 808513-10-5	13D	Page 5 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1.

Registration Rights and Stock Restriction Agreement dated as of March 31, 1987 between Mr. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation), which Agreement requires that share transfers be made in accordance with state and federal securities laws and subject to protection of the Issuer’s rights and further provides for registration rights in certain circumstances.

2.	Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
3.	Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
4.	Premium-Priced Stock Option Agreement dated as of November 1, 2007 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
5.	Non-Qualified Stock Option Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
6.	Non-Qualified Stock Option Agreement dated as of March 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
7.	Non-Qualified Stock Option Agreement dated as of August 2, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
8.	Restricted Stock Unit Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
9.	Non-Qualified Stock Option Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
10.	Non-Qualified Stock Option Agreement dated as of March 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
11.	Non-Qualified Stock Option Agreement dated as of August 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
12.	Restricted Stock Unit Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
13.	Non-Qualified Stock Option Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

CUSIP No. 808513-10-5	13D	Page 6 of 9 Pages

14.	Restricted Stock Unit Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
15.	Non-Qualified Stock Option Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
16.	Non-Qualified Stock Option Agreement dated as of August 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
17.	Non-Qualified Stock Option Agreement dated as of November 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
18.	Non-Qualified Stock Option Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
19.	Restricted Stock Unit Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
20.	Non-Qualified Stock Option Agreement dated as of August 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
21.	Non-Qualified Stock Option Agreement dated as of November 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
22.	Non-Qualified Stock Option Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.
23.	Restricted Stock Unit Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.
24.	Non-Qualified Stock Option Agreement dated as of August 1, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

Also, the responses to Item 5 of this Schedule 13D are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

1.

Registration Rights and Stock Restriction Agreement dated as of March 31, 1987 between Charles R. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation) (incorporated by reference to Exhibit 1 to Amendment No. 8 to Mr. Schwab’s Schedule 13D dated July 31, 1995).

2.

Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4 to Amendment No. 11 to Mr. Schwab’s Schedule 13D dated March 9, 2006).

CUSIP No. 808513-10-5	13D	Page 7 of 9 Pages

3.

Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 5 to Amendment No. 12 to Mr. Schwab’s Schedule 13D dated July 10, 2007).

4.

Premium-Priced Stock Option Agreement dated as of November 1, 2007 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 5 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

5.

Non-Qualified Stock Option Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 6 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

6.

Non-Qualified Stock Option Agreement dated as of March 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 8 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

7.

Non-Qualified Stock Option Agreement dated as of August 2, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 9 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

8.

Restricted Stock Unit Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

9.

Non-Qualified Stock Option Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 11 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

10.

Non-Qualified Stock Option Agreement dated as of March 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 12 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

11.

Non-Qualified Stock Option Agreement dated as of August 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 13 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

12.

Restricted Stock Unit Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 14 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

13.

Non-Qualified Stock Option Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 15 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

CUSIP No. 808513-10-5	13D	Page 8 of 9 Pages

14.

Restricted Stock Unit Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 16 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

15.

Non-Qualified Stock Option Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 17 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

16.

Non-Qualified Stock Option Agreement dated as of August 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 18 to Amendment No. 15 to Mr. Schwab’s Schedule 13D dated January 8, 2013).

17.

Non-Qualified Stock Option Agreement dated as of November 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 19 to Amendment No. 15 to Mr. Schwab’s Schedule 13D dated January 8, 2013).

18.	Non-Qualified Stock Option Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.*
19.	Restricted Stock Unit Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.*
20.	Non-Qualified Stock Option Agreement dated as of August 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.*
21.	Non-Qualified Stock Option Agreement dated as of November 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.*
22.	Non-Qualified Stock Option Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*
23.	Restricted Stock Unit Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*
24.	Non-Qualified Stock Option Agreement dated as of August 1, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*

*       Filed herewith.

CUSIP No. 808513-10-5	13D	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2014

/s/ Charles R. Schwab

Charles R. Schwab